GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

2029 Century Park East, Suite 4000 Los Angeles, California 90067

(310) 552-8500

mmayes@gibsondunn.com

Direct Dial	Client Matter No.
(310) 551-8800	38208-00019

Fax No.
(310) 552-7030

VIA FACSIMILE AND EDGAR	November 9, 2004

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3-9

450 Fifth Street, N.W.

Washington, D.C. 20549-0404

Attention:  Jeffrey Riedler

Re:                               WH Holdings (Cayman Islands) Ltd.

Registration Statement on S-1 filed October 1, 2004

File No. 333-119485

Dear Mr. Riedler:

On behalf of WH Holdings (Cayman Islands) Ltd., a Cayman Islands exempted limited liability company (the “Company”), we transmit herewith Amendment No. 2, to the Company’s Registration Statement on Form S-1, which was originally filed with the Securities and Exchange Commission on October 1, 2004 (the “Registration Statement”).  By this letter, we respond on behalf of the Company to the comments of the staff of the Securities and Exchange Commission (the “Staff”) in the letter dated November 3, 2004, relating to the Company’s Registration Statement.  For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Staff’s letter dated November 3, 2004, with the Staff’s comments presented in bold italicized text.  We also are forwarding, via courier, a copy of this letter and three (3) courtesy copies of the S-1 Amendment No. 2 in paper format marked to show changes from the Registration Statement, as originally filed.  In addition to addressing the comments raised by the Staff in the November 3, 2004 letter, the Company has amended the Registration Statement to update and supplement other disclosures.

Comments Applicable to the Entire Prospectus

1.                                      Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments.

We note the Staff’s comment and, in response, hereby confirm on behalf of the Company that the Company acknowledges that when we file a pre-effective amendment containing pricing related information, the Staff may have additional comments to the Registration Statement.

2.                                      Please note that when you file a pre-effective amendment that includes your price range, it must be bona fide.  We interpret this to mean that your range may not exceed $2 if you price below $20 and 10% if you price above $20.

In response to the Staff’s comment, we hereby confirm on behalf of the Company that when we file a pre-effective amendment that includes the price range, the Company intends to include a bona fide price range within the limitations suggested by the Staff.

3.                                      Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists.  If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

We note that where the Staff provided examples to illustrate what was meant by its comments, it was providing examples only and not complete lists.  Where the Staff’s comments are applicable to portions of the filing that were not cited as examples, we have made the appropriate changes in accordance with the Staff’s comments to those sections as well.  See, for example, the Company’s response to Staff comment no. 12 below.

4.                                      Please provide independent third party support for the following statements.

“We are one of the largest network marketing companies in the world . . .” (page 1)

Your scientists are “world-renowned” (page 2)

Your Medical Advisory Board consists of “leading medical doctors” (page 2)

Please mark materials supporting these claims to indicate the supporting references.

In response to the Staff’s comment, we are providing herewith independent third party support for the above referenced statements in Appendix A to this letter.

5.                                      We note that you intend to conduct a tender offer for all of the outstanding 11 ¾% Notes.  Do you intend to file a Schedule TO?  If you do not intend to file a Schedule TO, please provide your analysis as to why it is not required.

We do not intend to file a Schedule TO with respect to the tender offer for the 11 3/4% Notes.  Regulation 14D, which requires the filing of a Schedule TO in connection with certain tender offers, applies only to tender offers subject to Section 14(d)(1) of the Exchange Act, principally equity securities. The tender offer for the 11 3/4% Notes does not relate to equity securities and, therefore, is not subject to Section 14(d)(1). Accordingly, we do not believe that the filing of a Schedule TO is required.

Prospectus Graphics

6.                                      If not already contained in the prospectus filed on October 1, 2004, please provide us proofs of all graphic, visual or photographic information you will include in the printed prospectus.  Please note we may have comments regarding this material.

In response to the Staff’s comment, we are providing to the Staff along with this letter courtesy copies of all graphic, visual or photographic information we plan to include in the prospectus.  This material is attached to this letter as Appendix B.

7.                                      We refer to the following graphics included in the front gatefold of the prospectus:

the stamp replica in the upper left corner of the second page of images marked by the words “Cellular Nutrition • Certified.”

Please remove this image, as it suggests that the products shown on the page have satisfied some sort of official standard for nutritive value.

the “before” and “after” photographs on the third page of images

Please remove the two pictures.  Without an accompanying explanatory caption to provide context, these pictures are inappropriate.  That said, however, the amount of descriptive information necessary to accurately and completely represent the circumstances surrounding the photographs would appear to be excessive and therefore ill-suited for the graphical presentation in the gatefold.

In response to the Staff’s comment, we have removed the above referenced images from the Registration Statement.  In addition, to facilitate the Staff’s confirmation of this response, we have provided courtesy copies of the revised images as Appendix B.

8.                                      Please be advised that registrants must be just as rigorous in parsing the text of prospectus graphics or artwork as they would be with respect to any other information provided in the prospectus.  The prospectus is, above all, a disclosure document.  In that regard, please remove the following language in the gatefold:

(Front gatefold)

•                  “Changing People’s Lives”

•                  “Providing an opportunity for improved health and financial well-being”

•                  “Combining the best of science and nature”

(Back gatefold)

•                  “Recognition and personal development”

•                  “Outstanding Business Opportunity”

•                  “Making the World healthier”

In addition, please either remove the following language from the gatefold or provide substantiation for the claims suggested by these tag-lines and disclose this basis in the body of the prospectus.

(Front gatefold)

•                  “Premier Weight-Loss & Nutrition Company”

•                  “Highest-quality ingredients”

(Back gatefold)

•                  “Industry leading compensation plan”

We note the Staff’s comment and, in response, have deleted the following language from the various gatefolds included in the prospectus:

•                  “Combining the best of science and nature”

•                  “Recognition and personal development”

•                  “Outstanding Business Opportunity”

•                  “Premier Weight-Loss & Nutrition Company”

•                  “Highest-quality ingredients”

•                  “Scientific Leadership and Credibility”

In addition, the Company is supplementally providing to the Staff substantiation for the claims suggested by the remaining tag-lines referred to in the Staff’s comment above.  Copies of these materials are included with this letter as Appendix C.

Prospectus Summary, page 1

9.                                      To the extent that you revise other sections of the prospectus in response to our comments, please make conforming changes, as applicable, to the prospectus summary.

We note the Staff’s comment and confirm that we have, as applicable, made conforming changes to the prospectus summary to the extent that we have made changes to other sections of the prospectus.

10.                               We note that your summary only discusses the positive aspects of the Company and the offering.  The prospectus summary should provide a brief, but balanced, description of the key aspects of the Company as of the latest practicable date.  Please revise the summary to also discuss any negative aspects of the Company’s experience, strategy and prospects and any risks or obstacles you face.  Please also note that the balancing disclosure you provide should be no less prominent than your positive disclosure.  This means that you cannot satisfy the comment by merely providing a cross-reference to the risk factors section.

In response to the Staff’s comment, we have revised the applicable disclosure in the summary section of the prospectus to provide a balanced description of the key aspects of the Company as of the latest practicable date.  In this regard, we note that we have included a discussion of the negative aspects of the Company’s experience, strategy and prospects and the risks and obstacles that the Company faces on page 4 of the prospectus.

11.                               The discussion of your competitive strengths and strategy is too detailed for the summary and is exceedingly repetitive of information included in the Business section.  Please revise to pare the discussion down to a bullet point list of the strengths and strategy points or limit the discussion to a sentence or two related to each point.

In response to the Staff’s comment, we have revised the applicable disclosure in the summary section of the prospectus to pare down the discussion of the Company’s competitive strengths and strategy to a bullet point list of the Company’s strengths and strategy points.  This revised disclosure appears on page 3 of the prospectus.

12.                               In the discussion of your business strategy, you state that you intend to invest approximately $50 million to upgrade your technology infrastructure.  Please revise to indicate the period of time during which you plan to make these investments.

As an example of our continuing response to Staff comment no. 3, we have, in response to Staff comment no. 12, supplemented the discussion of our business strategy included in the “Business” section of the prospectus to indicate the period of time during which the Company plans to make the identified investments.  (See page 71 of the prospectus.)  We note that we did not include a similar discussion in the summary section of the prospectus in light of our response to Staff comment no. 11 above.

The Recapitalization, page 5

13.                               Please revise the last bullet point to quantify the estimated aggregate amount of the special cash dividend.

In response to the Staff’s comment, we have revised the last bullet point to disclose that the estimated aggregate amount of the special cash dividend is $200 million on page 4 of the prospectus.

14.                               Additionally, please revise to indicate that you do not expect to have proceeds from the offering to invest in the growth of your business or development of new products.  This information should also be included in your “Use of Proceeds.”

In response to the Staff’s comment, we have revised the applicable disclosure under the headings “The Recapitalization”, “The Offering”, “Our Recapitalization” and “Use of Proceeds” on pages 4, 5, 26 and 28, respectively, of the prospectus, to indicate that the Company does not expect to have proceeds from the offering to invest in the growth of its business or the development of new products.

Risk Factors, page 10

General

15.                               We note the statement in the introductory paragraph that reads, “The risks described below are not the only ones we face.  Other risks, including those that we do not currently consider material or may not currently anticipate, may impair our business.”  Please note that you must disclose all actual risks that you believe are material at this time, and it is inappropriate to refer to other risks.  Accordingly, revise to delete this language from the introductory paragraph.

In response to the Staff’s comment, we have deleted the identified statement from the introductory paragraph of the “Risk Factors” section beginning on page 8 of the prospectus.

16.                               Please revise the heading and body of your risk factors where appropriate to replace generic language with specific disclosure of exactly how the risks mentioned have affected and will affect your operations, financial condition or business, and if practicable, to quantify the specific and immediate effects to investors of each risk that you have identified.  For example, you use general phrases such as “material adverse effect” and “adversely affect” throughout the risk factors section.  These vague, generic phrases are subject to varying interpretations and, therefore, do not adequately explain the risks or concerns to which you refer.

In response to the Staff’s comment, we have, where appropriate, revised accordingly the headings and body of the risk factors included throughout the “Risk Factors” section of the prospectus.

17.                               Some of your risk factor subheadings, as illustrated below, either state a fact or describe an uncertainty, but do not clearly or completely reveal the actual risk from a cause-and effect perspective.  These include, but are not limited to:

•                  “We are not in a position to exert the same level of influence or control over our independent distributors . . .” (page 10);

•                  “We are affected by extensive laws, governmental regulations, administrative determinations . . .” (page 12);

•                  “A substantial portion of our business is conducted in foreign markets” (page 13); and

•                  “There can be no assurance that we can further penetrate existing markets . . .” (page 14)

Please revise your subheadings as necessary to explain the specific risk and why and/or how it could affect investors.  You may find it helpful to use an “if . . . then” approach to writing the subheadings, where “if” denotes the risk and the “then” discloses the specific adverse consequences of that risk.

In response to the Staff’s comment, we have, where appropriate, revised risk factor subheadings to explain the specific risks and why and/or how they could affect investors throughout the “Risk Factors” section of the prospectus.

18.                               To the extent that you revise your disclosure in the risk factors in response to our comments, please make conforming changes, as necessary, in the Business section and elsewhere in the registration statement.

In response to the Staff’s comment, we have made conforming changes, as necessary, in the “Business” section and elsewhere in the Registration Statement to the extent that we have revised our disclosure in the “Risk Factors” section in response to the Staff’s comments.  See, for example, the Company’s response to Staff comment no. 20 below.

19.                               Please consider including a risk factor disclosing that no proceeds from the offering will be used to grow your business or develop new products.  If you do not believe such a risk factor is necessary, please supplementally explain the basis for your belief.

We note the Staff’s comment and have included a risk factor disclosing that no proceeds from the offering will be used to grow the Company’s business or develop new products on pages 19-20 of the prospectus.

“Our failure to establish and maintain distributor relationships . . .” page 10

20.                               Please quantify, to the extent practicable, the level of turnover among your distributors on a yearly basis and provide data on the average length of your distributor relationships.

We note the Staff’s comment and have revised the applicable disclosure to include, to the extent practicable, a quantification of the level of turnover among the Company’s distributors on a yearly basis and to provide data on the average length of the Company’s distributor relationships, in each case, on page 8 of the prospectus.  As an example of our continuing response to Staff comment no. 18, we have additionally supplemented the “Business” section of the prospectus to include a similar disclosure on page 76 of the document.

21.                               To the extent you have identified any causes of the high rate of turnover, please disclose them.

We note the Staff’s comment and have revised the applicable disclosure to include what the Company views as the underlying reasons for the historical turnover rate among its distributors on pages 8 of the prospectus.

22.                               In an appropriate location in your document, please describe the processes and requirements necessary to become a distributor and a supervisor.

In response to the Staff’s comment, we have described the processes and requirements necessary to become a distributor and a supervisor on pages 75-76 of the prospectus.

“Adverse publicity associated with our products . . .” page 11

23.                               Please specifically discuss the extent to which negative publicity has affected your business in the past.

Please also note that, in response to the Staff’s comment, we have included a discussion of the extent to which negative publicity has affected the Company’s business in the past on pages 9-10 of the prospectus.

“We are affected by extensive laws . . .” page 12

24.                               Please revise to discuss the consequences of not obtaining all required licenses.  Would you be subject to penalties, product recall, etc?

In response to the Staff’s comment, we have revised the applicable disclosure on page 11 of the prospectus to include a discussion of the consequences of not obtaining all required licenses, including whether the Company would be subject to penalties and product recalls.

“The high level of competition in our industry for customers and distributors . . .” page 12

25.                               If applicable, please address the extent to which low barriers to entry in the markets that you serve contribute to the level of competition that you face.

In response to the Staff’s comment, we have included a discussion of the what the Company views as the barriers to entry and the affect of these low barriers to entry in the markets that the Company serves on the level of competition that it faces on pages 10-11 of the prospectus.

26.                               Please revise to identify any significant competitors.

In response to the Staff’s comment, we have revised the disclosure as appropriate to identify the Company’s significant competitors on page 10 of the prospectus.

“Our network marketing program could be found not to be in compliance . . .  page 13

27.                               As the focus of this risk factor is the risk that your network marketing program could run afoul of certain laws and regulations, please elaborate on the current lawsuit challenging the legality of your network marketing program.  For example, you should disclose the identity of the plaintiffs, the specific allegations involved, the damages or relief sought, and the status of the litigation.

We note the Staff’s comment and, in response, have elaborated on the current lawsuit challenging the legality of the Company’s network marketing program, disclosing the identity of the plaintiffs, the specific allegations involved, the damages or relief sought, and the status of the litigation on page 12 of the prospectus.

“There can be no assurance that we can further penetrate existing markets . . .” page 14

28.                               Please discuss the extent to which your business model and the success of your operations are contingent on continued expansion in existing and new markets.  You should discuss the consequences to your business should your efforts to expand existing markets and penetrate new markets prove unsuccessful.

We note the Staff’s comment and, in response, have included a discussion of the extent to which the Company’s business model and the success of its operations are contingent on continued expansion in existing and new markets on page 13 of the prospectus.  We have additionally revised the relevant risk factor subheading to reflect the consequences to the Company’s business should its efforts to expand existing markets and penetrate new markets prove unsuccessful.

“We depend on the integrity and reliability of our information technology . . .” page 15

29.                               Please disclose the nature of the technology upgrades and, to the extent practicable, the amount you anticipate will be expended on this process.

In response to the Staff’s comment, we have revised the applicable disclosure as appropriate on page 14 of the prospectus.

30.                               If you have encountered technological problems that had a material adverse impact on your business, please revise to disclose this.  For example, if you have experienced substantial interruptions to your services or damaged relationships with distributors, vendors or customers as a result of problems with your technological infrastructure, this should be made clear.

We note the Staff’s comment and hereby supplementally confirm that to date the Company has not encountered technological problems that had a material adverse impact on its business.  The Company has revised the applicable disclosure on page 14 of the prospectus as appropriate to disclose this and to clarify that the identified risk is prospective—the Company may in the future encounter errors or inadequacies in its information technology infrastructure which could harm its distributor relations and, in turn, its financial condition and operating results.

“We do not manufacture our own products . . .” page 15

31.                               Please revise to disclose whether your manufacturing arrangements are pursuant to long-term contracts and address the ability of your manufacturers to terminate supply arrangements with the Company on short notice.

In response to the Staff’s comment, we have disclosed that the Company’s manufacturing arrangements are generally pursuant to two-year supply agreements that provide the Company with certain extension rights, and we have addressed the limited ability of the Company’s manufacturers to terminate supply arrangements with the Company on short notice on pages 14-15 of the prospectus.

32.                               If you are substantially dependent on any single supplier, the supplier should be identified and agreements with the supplier(s) should be filed as exhibits.  Additionally, the material terms of these agreements should be described in the Business section.

We note the Staff’s comment and hereby confirm that the Company is not substantially dependent on any single supplier.  Globally, the Company has over 40 suppliers of its products.  For the fiscal year ended December 31, 2003, the Company’s largest supplier of nutritional and personal care products, Nature’s Bounty, accounted for approximately 18.8% of the Company’s worldwide orders for nutritional and personal care products for that fiscal year.  Since the Company has both primary and secondary suppliers available for the Company’s major products, the Company does not believe that it is substantially dependent upon Nature’s Bounty or any other supplier.  Although, in response to the Staff’s comment, the Company has disclosed the identity of Nature’s Bounty and two additional suppliers in the text of this risk factor (on pages 14-15 of the prospectus), the Company does not intend to file its agreements with these or other suppliers as exhibits to the Registration Statement or to describe the material terms of these agreements in the “Business” section of the prospectus because the Company does not believe that it would be required in light of the foregoing.

“We are not assured compliance by distributors with labeling laws” page 15

33.                               Please discuss the ramifications to the Company in the event its distributors do not comply with labeling laws.

We note the Staff’s comment and have included a discussion of the ramifications to the Company in the event its distributors do not comply with labeling laws on page 15 of the prospectus.

“Our intellectual property may not be adequate . . .” page 16

34.                               Please also address the risk that Herbalife may be deemed to infringe on the intellectual property rights of others.  If you are aware of any claims that you are infringing on the intellectual property rights of other parties, please revise to describe these claims.

We note the Staff’s comment and have addressed the risk that the Company may be deemed to infringe on the intellectual property rights of others and have included a description of a current claim against the Company on page 16 of the prospectus.  Please note, however, that a description of this claim is not included under the heading “Legal Proceedings” because the Company does not believe it meets the materiality threshold of Item 103 of Regulation S-K.  The Company is not aware of any material claim that it is infringing the intellectual property rights of other parties that is not disclosed in the prospectus.

“One of our products constitutes a significant portion of our retail sales” page 16

35.                               To the extent that the data is available, please also provide the percentage of net sales attributable to ShapeWorks™/Formula 1 for the current stub period and for the years ended December 31, 2002 and 2001.

In response to the Staff’s comment, we have provided the percentage of net sales attributable to Formula 1 for the current stub period and for the years ended December 31, 2003, 2002 and 2001 on page 16 of the prospectus.

“The loss of the services of members of our senior management team . . .” page 16

36.                               Since most companies rely on their senior management, please clearly explain how this specific risk factor applies to the Company.  For example, identify the key executives upon whom you are dependent and how you would be specifically adversely affected if one or more of them left.

In response to the Staff’s comment, we have revised the applicable disclosure as appropriate on page 16 of the prospectus.

37.                               Please disclose whether you have employment contracts with members of senior management and whether any are planning to leave, retire or are nearing retirement age.

In response to the Staff’s comment, we have revised the applicable disclosure as appropriate on page 16 of the prospectus.

“Our substantial amount of consolidated debt . . .” page 16

38.                               In addition to the current disclosure, please provide your annual debt service payments.

We note the Staff’s comment and, in response, have supplemented the disclosure on page 17 of the prospectus to include the Company’s annual debt service payments.

39.                               Please revise to address your debt load after giving effect to this offering and the restructuring.  Provide your total debt, shareholders’ equity and debt service payments post-offering.

In response to the Staff’s comment, we have revised the disclosure on page 17 of the prospectus to address the Company’s debt load after giving effect to this offering and the restructuring.

“If we do not comply with transfer pricing and similar tax regulations . . .” page 17

40.                               If material, please disclose the magnitude of the additional tax, interest and penalties assessments that are pending.

We note the Staff’s comment and, in response, have provided supplemental disclosure on page 18 of the prospectus as to the magnitude of the additional tax, interest and penalties assessments that are pending.

“We may incur material product liability claims . . .” page 18

41.                               Please provide information about any material, or potentially material, product liability claims with which you dealt during the periods covered by this registration statement or which are ongoing.

We note the Staff’s comment and, in response, have provided supplemental disclosure on pages 18-19 of the prospectus concerning potentially material product liability claims with which the Company has dealt during the periods covered by the Registration Statement or which are ongoing.

The effects of product liability claims relating to discontinued Company products that contained ephedrine alkaloids have not been material to the Company to date, and the reasonably possible range of exposure on currently existing claims is not material. The Company believes that it has meritorious defenses to the allegations contained in the lawsuits.

42.                               We note that Herbalife has been named in lawsuits for its use of ephedra-based products.  We refer, for example, to the October 4, 2004 Forbes magazine article, which mentions this fact.  Please specifically address these lawsuits in this risk factor and discuss the Company’s exposure to ephedra lawsuits in general.

In response to the Staff’s comment, we have revised the identified risk factor on page 19 of the prospectus to discuss the Company’s historical experience with ephedrine-related lawsuits and the Company’s exposure to ephedra lawsuits in general.

The effects of product liability claims relating to discontinued Company products that contained ephedrine alkaloids have not been material to the Company to date, and the reasonably possible range of exposure on currently existing claims is not material. The Company believes that it has meritorious defenses to the allegations contained in the lawsuits.

“There can be no assurance that we can achieve increased operational or tax benefits” page 18

43.                               Please disclose the specific tax benefits expected as a result of the restructuring, including the reduction in your blended effective tax rate and the anticipated tax savings.

In response to the Staff’s comment, we have revised the applicable disclosure as appropriate on page 19 of the prospectus.

“Provisions of our articles of association and Cayman Islands corporate law . . .” page 22

44.                               It appears that the more significant risk to investors is how these measures may prevent or frustrate any attempt by shareholders to change the direction or management of the company.  Please revise these headings and risk factors to disclose these additional risks.

In response to the Staff’s comment, we have revised the applicable disclosure as appropriate on page 23 of the prospectus.

“Non-compliance with the Sarbanes-Oxley Act of 2002 . . .” page 20

45.                               As currently written this risk factor applies to all companies in all industries.  Please revise to tailor the risk factor discussion to your company’s specific circumstances.  For example, are there any areas of concern relating to your internal controls?  Additionally, “If securities analysts do not publish research or reports . . .” applies to all companies in all industries.  Similarly, revise this discussion.

In response to the Staff’s comment, we have revised the applicable disclosure as appropriate on pages 20-21 of the prospectus.

Disclosure Regarding Forward Looking Statements, page 24

46.                               Section 27A of the Securities Act specifically excludes from protection statements you make in connection with initial public offerings.  If you wish to include forward-looking statement disclaimers you should include a statement that the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act do not protect any statements you make in connection with this offering.

In response to the Staff’s comment, we have revised the applicable disclosure as appropriate on page 25 of the prospectus.

Market Data, page 25

47.                               Please delete the statement that you have not independently verified the information and cannot guarantee its accuracy or completeness.  It is not appropriate to disclaim responsibility for any statements in your filing.

In response to the Staff’s comment, we have deleted the identified disclaimer on page 26 of the prospectus.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 32

48.                               It is not clear why it is factually supportable that $125 million of cash would be used to reduce debt rather than be available for daily operations.  Cash on hand at December 31, 2003 and June 30, 2004 was approximately $150 million.  Please revise the pro forma information to retain available cash and not reduce debt or expand the disclosure to fully explain why the adjustment is factually supportable.

In response to the Staff’s comment, we have revised the pro forma information to reflect a retention of sufficient available cash for daily operations rather than its application to reduce our debt.

49.                               Disclose the interest rate assumed for computing expense on the new senior credit facility and the basis for it.  If actual interest rates in the transaction can vary from those depicted, disclosure of the effect on income of a 1/8 percent variance in interest rates should be included.

In response to the Staff’s comment, we have revised the pro forma information to include disclosure of the effect on income of a 1/8% variance in the interest rate on the new credit facility.

Selected Consolidated Historical Financial Data, page 39

50.                               It appears you present EBITDA as both a liquidity measure and a performance measure.  As a liquidity measure, EBITDA should be reconciled to cash provided by operations.  Please revise.  Explicitly state if any debt covenants utilize EBITDA and, if so, if you have met the covenants.  If your debt covenants do not utilize EBITDA, please disclose that and more fully explain why management believes EBITDA provides useful information regarding ability to service and/or incur debt.

We appreciate the Staff’s concerns and, in response, have removed all references to EBITDA throughout the Registration Statement.

51.                               It appears that your presentation of EBITDA as a performance measure does not fully address the disclosure necessary to justify inclusion as a performance measure in FAQ 8 of the June 2003 Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.  The disclosure does not adequately address the limitations of the measure.  For example it does not highlight the amount the registrant paid to acquire the intangibles whose costs are being excluded.  Sales of the acquired products contributed to net income yet amortization of the cost of these assets is eliminated in arriving at EBITDA.  In addition, you should have explained why it is reasonable to exclude depreciation when measuring financial performance, as long-lived fixed assets are necessary to earn revenue.  Please revise to delete EBITDA as a performance measure throughout the filing or advise.

We appreciate the Staff’s concerns and, in response, have removed all references to EBITDA throughout the Registration Statement.

Management’s Discussion and Analysis’ of Financial Condition and Results of Operations, page 42

52.                               Under the discussion captioned “Overview” on page 42, please include a textual discussion explaining the relevance of “Number of Supervisors by Geographic Region as of Reporting Period” and “Number of Supervisors by Geographic Region as of Requalification Period.”

In response to the Staff’s comment, we have included the requested discussion on page 44 of the prospectus.

53.                               In “Summary Financial Results” on page 44, you have stated that the increases in net sales resulted, in part, from an increase in the number of supervisors.  However, given that becoming a supervisor is dependent on maintaining a level of sales, it appears that the number of supervisors is a result of higher sales, as opposed to the increased level of sales being a result of an increased number of supervisors.  Please explain.

In response to the Staff’s comment, we note that the value of the average monthly purchase of Herbalife products by our supervisors has remained relatively constant over time. Consequently, increases in our sales are driven primarily by our recruitment and retention of distributors, rather than through increases in the productivity of our overall supervisor base.  We have revised our disclosure on pages 44-45 of the prospectus to clarify this point.

54.                               We refer to your disclosure regarding results of operations for six months ended June 30, 2004 compared to six months ended June 30, 2003, beginning on page 46.  Specifically, we note your disclosure on the decline in your performance in the Japanese market over the last several years.  Indeed, many of the tables presented throughout MD&A bear this out and illustrate that your performance in Japan lags significantly behind your other major markets, even as compared to the rest of the Asia/Pacific Rim market.  Your explanation for this, however, appears insufficient.  If the decline was due to a general deterioration in economic conditions and strong competition, please explain, as part of your revised disclosure, why these factors did not also affect the rest of the Asia/Pacific Rim market in a similar manner.  If the decline was due to limited product launches, as you also state, this suggests that the decline is due in part to a conscious business decision by the Company.  Please explain.

In response to the Staff’s comment, we have revised our disclosure with regard to Japan on page 50 of the prospectus.  In particular, we have clarified that the primary reason for the decline in our performance in the Japanese market over the last several years has been the inability of local management to adequately motivate the Japanese distributor leadership and introduce new products in a timely manner to meet distributor expectations.  The effects of these factors have been exacerbated by strong competition from other direct selling companies and the general decline in the Japanese economy.  Please note that in our amended S-1 filing, we have updated MD&A to reflect inclusion of our third quarter financial statements.  As a general matter, where the Staff’s comments pertain to the discussion of the second quarter financial statements that were included in our original S-1 filing, we have made appropriate revisions to the corresponding language in our discussion of the third quarter financial statements.

55.                               You also state that your net sales in Japan have stabilized beginning in February 2004.  Please explain why, for the six month period ended June 30, 2004, all of your metrics for the Japanese market appear to reflect a significant decline as compared to the same period in 2003.  For example, volume points, number of supervisors and sales are all down from the year before.  Please explain what you mean by “stabilized.”

In response to the Staff’s comment, we note that from February 2004 through September 2004, Volume Points, while at a significantly lower level than that for the same period in 2003, have remained at a stable level on a sequential monthly basis.  We have revised our disclosure with regard to Japan on page 50 of the prospectus to reflect this clarification.

56.                               You discuss segment net sales but not segment profit.  Please explain to us why you believe you have adequately explained changes in segment operating margin from period to period and no additional disclosure is necessary.  We note, for example, the 42.5% decline in sales in South Korea in 2003 as compared to 2002.

In response to the Staff’s comment, we note that the Company sells its products in many countries throughout the world, each of which has the characteristics of an operating segment.  However, the Company has elected to aggregate its operations in each of these countries into one reportable segment, due to the similar operating characteristics and operating performance in each of these countries. The Company’s management does not regularly review any financial reports comparing various countries’ operating margins and does not believe that operating margin in any individual country is a critical financial measurement used in their decision-making process.  This is primarily due to the fact that the Company’s operating margins are similar from one country to another.  The Company has provided geographic area revenue information as required by SFAS No. 131.  Sales information for the United States and Japan, markets that exceed 10% of consolidated net sales, is presented with additional information for operating margins although the Company does not believe SFAS No. 131 requires margin information for geographic area disclosures.  The example provided in the Staff’s comment relating to Korea refers to disclosure that is provided by the Company pursuant to the geographic area information requirement of SFAS No. 131.

57.                               The disclosure of sales growth of 85.9% in Brazil for the six months ended June 30, 2004 is not meaningful without knowing the increase in sales in dollars.  Please revise.

In response to the Staff’s comment, we have revised our disclosure regarding Brazil for the nine months ended September 30, 2004 on page 48 of the prospectus to reflect the increase in sales in dollars.

58.                               Disclose if the percentage increases for the European countries in 2003, as discussed on page 51, are in local currency or not.

In response to the Staff’s comment, we have revised our disclosure on page 53 of the prospectus to clarify that the percentage increases for the European countries in 2003 were as reported in U.S. dollars.

59.                               Clarify if the percentage increases disclosed on page 47, regarding sales in Asia/Pacific Rim, are for sales or the number of supervisors.  If not disclosed, disclose the increase in sales.

In response to the Staff’s comment, we have revised our disclosure regarding Asia/Pacific Rim for the nine months ended September 30, 2004 on page 49 of the prospectus to more clearly reflect percentage and dollar amount increases in net sales.

60.                               Disclose when ShapeWorks was launched.  We note disclosure on page 48 and in a risk factor on page 16.

In response to the Staff’s comment, we have revised our disclosure on page 50 of the prospectus to reflect the launch of ShapeWorks™ in March 2004.

61.                               An important objective of MD&A is to provide information about the quality and potential variability of earnings and cash flow so that investors can ascertain the likelihood that past performance is indicative of future performance.  This disclosure should include known trends, demands, commitments and uncertainties that are reasonable likely to have a material effect on financial condition and operating performance.  You appear to provide only limited explanation of the factors that drive growth in distributors and consequently net sales.  For example, on page 51, you identify but do not explain certain factors, such as expansion of services to distributors, taking over management of product distribution, opening of sales centers, increased emphasis on science-based products and product line rationalization.  Please explain more fully, with appropriate quantification, how these factors affected net sales by product category or country as applicable in 2004.

In response to the Staff’s comment, we have revised our disclosure beginning on page 47 of the prospectus under “Net Sales” for the nine months ended September 30, 2004 to provide a more thorough explanation of the factors that drive growth in distributors and consequently net sales.  While we have provided such additional explanation regarding certain factors that are important to our business, we have also explained the difficulties that are associated with attempting to quantify the precise incremental impact of these particular factors on distributor growth and net sales, given the complex nature of our business.

62.                               You attribute much of the change in net sales to a change in the number of supervisors and refer to customer retention programs, nutrition clubs and regional sales centers.  However, you do not explain why the number of supervisors changed and how the Company’s development and motivation programs affected the productivity of its supervisor network.  Also, you do not explain the change in marketing, distribution and administrative costs in sufficient detail so that an investor could understand the related cost of these programs.  Please provide a fuller discussion of how these programs affected the number and productivity of the Company’s network of supervisors.  Include quantification of the impact of major development programs on the number of supervisors and marketing, distribution and administrative costs for each period presented.

In response to the Staff’s comment, we have revised our disclosure beginning on page 47 of the prospectus under “Net Sales” for the nine months ended September 30, 2004 to provide a more thorough explanation of how the Company’s development and motivation programs affect the number of supervisors in our network and their productivity in recruiting and retaining distributors in their respective sales organizations.  We have also provided additional detail under marketing, distribution and administrative expenses on page 51 of the prospectus, where appropriate, to allow an investor to better understand the related cost of these programs.  As discussed above in our response to Staff comment no. 61, it is exceedingly difficult to quantify the impact of major development programs on the number of supervisors.  We have, where possible, quantified the impact of such programs on marketing, distribution and administrative expenses for the nine months ended September 30, 2004.

63.                               You provide qualitative explanations for changes in results of operations without disclosing the amounts for all of the significant factors causing these changes.  In particular, you describe but do not quantify the multiple factors that caused the net decrease in cost of sales.  Please expand your discussion to more systematically quantify these amounts so that investors can better understand your results of operations.

In response to the Staff’s comment, we have revised our disclosure under “Gross Profit” for all periods presented in order to quantify the significant factors that caused the net decrease in cost of sales during such periods.

64.                               Disclose any commitments you have related to inventory purchases in the notes to the financial statements and in the table of contractual obligations.

In response to the Staff’s comment, we note that the Company has no long-term contractual inventory purchasing obligations.  Open inventory purchase orders at September 30, 2004 represent only certain short term inventory purchasing obligations which are not material to our business.  We did not capture information regarding these obligations as of September 30, 2004, which is the only time to capture such information from our real time system.  We have noted your comment and we confirm that we intend to capture this information as of December 31, 2004 and for future periods and we will include it in our future filings where you have noted it, to the extent such information is material.

65.                               We note that the Company conducts a substantial portion of its business activities abroad.  Please discus any restrictions on its ability to transfer funds in Liquidity and Capital Resources.

In response to the Staff’s comment, we have revised our disclosure on page 58 of the prospectus to reflect the fact that there are no material restrictions on the ability of Herbalife to transfer and remit funds among its international affiliated companies.

66.                               Your discussion of cash provided by operations for the six months ended June 30, 2004 on page 55 merely repeats information presented in the financial statements.  Expand the discussion to provide the reasons for the significant underlying drivers of the changes in cash flow.  The disclosure should explain why although net income for the six months the ended June 30, 2004 decreased by 66% as compared to the six months ended June 30, 2003, cash flow provided by operations increased 76% in the 2004 period as compared to the 2003 period.  To the extent liabilities increased, discuss when and how these liabilities will be satisfied.  Also explain the significant increase in inventory in the six months ended June 30, 2004 as compared to a decrease in inventory in the six months ended June 30, 2003.

In response to the Staff’s comment, we have revised our disclosure with regard to the nine months ended September 30, 2004 on page 58 of the prospectus to provide reasons for the significant underlying drivers for the changes in cash flow.  As noted above, we have included third quarter financial statements in our amended S-1 filing in lieu of the second quarter financial statements that were included in our original filing.

67.                               The amounts presented in the table of contractual obligations should result in a single total for all obligations.  Refer to Item 303 of Regulation S-K.

In response to the Staff’s comment, we have revised our disclosure in the contractual obligations table on page 58 of the prospectus, as requested.

Contingencies, page 58

68.                               Please quantify the significant amounts of additional taxes and related interest and penalties the governmental authorities are proposing.

In response to the Staff’s comment, we have revised the disclosure as appropriate on page 61 of the prospectus to provide the requested quantification.

Critical Accounting Policies, page 60

69.                               You identify revenue recognition and product returns as critical accounting policies.  Expand the disclosure to more fully explain the material and difficult estimates related to revenue recognition and product returns.  To allow a reader to assess the potential impact of the estimates, quantify the  amount of each difficult element recognized in each period presented.  For example, disclose product returns for each period.   Consider disaggregating distributor allowance into the various components, if applicable.   For each critical accounting estimate consider disclosing a rollforward of the estimate for each presented that shows the following:

•                                          Beginning balance,

•                                          Current provision related to sales made in current period,

•                                          Current provision related to sales made in prior periods,

•                                          Actual returns in current period related to sales made in current period,

•                                          Actual returns in current period related to sales made in prior periods,

•                                          Ending balance.

At a minimum, you should disclose any material changes in each critical estimate recognized in each period presented or state no material changes in estimate have been recognized, if true.  Consider this comment for each of the policies you identify as critical.

In response to the Staff’s comment, we have expanded our disclosure under “Critical Accounting Policies” on pages 63 and 64 of the prospectus to more fully explain the material and difficult estimates related to revenue recognition and product returns.  To allow a reader to assess the potential impact of our estimates for product returns, we disclosed the amount of product returns as a percentage of product sales for each period presented.  We have also stated that no material changes in this estimate have been recognized in any of the periods presented.  The Company recognizes income based on net sales, which reflect product returns, as noted above, and distributor allowances, which are based on a strict formula and are not subject to estimation.  The Company respectfully notes the Staff’s suggestion regarding rollforwards and will consider utilizing this approach for future filings if such estimates prove to be material.

70.                               Explain to us why impairment analysis of marketing related intangibles is not a critical accounting estimate requiring discussion of the significant assumptions made in evaluating impairment.

We note the Staff’s comment and, in response, have revised our disclosure to reflect that impairment analysis of goodwill and other marketing related intangibles is in fact one of the Company’s critical accounting policies.  Please note in this regard that we have additionally included a discussion of the significant assumptions made in evaluating impairments on page 64 of the prospectus.

Business, page 63

71.                               We note that the Mark Hughes Cellular and Molecular Nutritional Lab was established at UCLA with the help of your contributions.  Please discuss any relationships or agreements between you and the Lab.  File any agreements or provide us with your analysis supporting your determination that the agreements are not required to be filed.

In response to the Staff’s comment, we have revised the disclosure as appropriate on page 67 of the prospectus.

In addition, we hereby supplementally confirm for the Staff that the Company has no formal agreements with the Mark Hughes Cellular and Molecular Nutritional Lab that do not relate to its initial contribution to help establish the Lab.  A description of the Company’s agreements with UCLA is included in the Company’s response to Staff comment no. 78. for the Staff’s consideration.

72.                               Please revise to provide a discussion of your ongoing product development activities.  Additionally, on page 2, you state that your products have been scientifically demonstrated to be effective.   Please provide a discussion of your testing activities.

In response to the Staff’s comment, we have revised the disclosure as appropriate on page 67 of the prospectus.  In addition, the Company has made a conforming change on page 2 of the prospectus.  The Company notes that, as was the case with the  statement in our original filing upon which the Staff has commented, the revised disclosure addresses the Company’s “commitment” concerning its products.  After identifying this commitment, the Company continues with a discussion of the manner in which it follows-through on its commitment through its increasing emphasis on scientific research and focus on nutrition science.  The Company then discusses its product development efforts and the role that its Scientific and Medical Advisory Boards play in product development, each of which are components of the Company’s execution on  this commitment.  Though the

Company believes that the disclosure concerning its “commitment” contained in its original filing reflects managements’ intentions, in recognition of the Staff’s comment, the Company has replaced the phrase “scientifically demonstrated efficacy” with the phrase “scientific substantiation,” a phrase more commonly used in the industry.

73.                               Throughout your document you have referred to your network providing an opportunity for distributors to profit from selling your products.  Please revise to provide some statistics relating to the profitability of your distributors.  For example, we note the Forbes articles states that the bottom 87% of your distributors earned annual gross revenue of $522.  Provide the basis for your belief that your network marketing program “is one of the most attractive income opportunities in the direct selling industry.”

In response to the Staff’s comment, we have revised the disclosure as appropriate on page 76 of the prospectus.  For additional details and information concerning the Company’s business opportunity, please refer to Appendix C.

Herbalife, page 63

74.                               We note that the Note to the Consolidated Financial Statements, beginning at page F-9, describes the corporate structure of Herbalife and the July 31, 2002 Acquisition.  Please also provide a summary of these matters in the Business section as well, by expanding the last paragraph of the Herbalife overview.

In response to the Staff’s comment, we have expanded the disclosure as appropriate on page 68 of the prospectus.

Our Business Strategy, page 66

75.                               Under the caption, “Pursue Local Initiatives,” you state that the nutrition clubs established by your distributors in Mexico have played a significant role “in Mexico’s growth.” Please revise this sentence to be more precise about the “growth” to which you refer.

In response to the Staff’s comment, we have revised our disclosure under the caption “Pursue Local Initiatives” on page 71 of the prospectus to clarify that the “growth” we refer to regarding Mexico has been reflected by a 39% year to date increase in Volume Points in Mexico.

76.                               Please clarify what you mean by the term “accelerators” at the top of page 68 and the phrase “which address specific challenges associated with dieting.”

In response to the Staff’s comment, we have revised the disclosure as appropriate on page 72 of the prospectus to clarify that we are referring to products that are designed to accelerate weight-loss.

Product Development, page 69

77.                               Please disclose any compensatory arrangements that you have with members of your Scientific Advisory Board and Medical Advisory Board and discuss any other financial benefits that accrue to such members because of their relationship with the Company.

In response to the Staff’s comment, we have revised the disclosure as appropriate on page 74 of the prospectus.

78.                               Please describe your agreements and relationship with Louis Ignarro, David Heber and UCLA, and file any agreements with these parties as exhibits.

In response to the Staff’s comment, we have revised the disclosure as appropriate on page 74 of the prospectus to describe the Company’s agreements and relationship with Dr. Ignarro, Dr. Heber and UCLA, and have supplementally set forth a more detailed description of these arrangements below for the Staff’s reference:

Arrangements Concerning Dr. Ignarro

In response to the Staff’s comment, the Company hereby confirms that it will file its agreement with Dr. Ignarro’s consulting firm as an exhibit to the Registration Statement prior to its effectiveness, and acknowledges that the Staff may have further comments to the Registration Statement at that time.

Arrangements Concerning Dr. Heber

In response to the Staff’s comment, the Company hereby confirms that it will file the agreement concerning Dr. Heber as an exhibit to the Registration Statement prior to its effectiveness, and acknowledges that the Staff may have further comments to the Registration Statement at that time.

Arrangements with UCLA and the UCLA Lab

1.                                      Pledge and Acknowledgement Letters

On December 2, 2002, the Company pledged $500,000 to establish the Mark Hughes Cellular and Molecular Nutrition Lab at UCLA pursuant to a non-binding unrestricted pledge letter that was acknowledged by UCLA on December 20,

2002.  The Company disbursed the first $250,000 to UCLA in fulfillment of this pledge in 2002 and committed to disburse the remaining half of this pledge over the twenty-four month period following the initial disbursement.  Since making this commitment, the Company has fulfilled its pledge to disburse the remaining $250,000 to UCLA.

In UCLA’s non-binding acknowledgement letter, UCLA agreed that the funds would be used to further research and education in the fields of weight management and botanical dietary supplements, and would be overseen by Dr. David Heber, who now chairs the Company’s Scientific Advisory Board and its Medical Advisory Board.

The Company respectfully suggests that these pledge and pledge acceptance letters do not warrant disclosure under Item 601 of Regulation S-K.

2.                                      Equipment Lease

On May 19, 2003, the Company entered into an equipment lease agreement with UCLA pursuant to which the Company leased certain laboratory equipment helpful in the “fingerprinting” of herbs (see response to Staff comment no. 79) to the Lab for a lease period spanning from February 2003 to February 2006 at a lease rate of $1.00 per year, totaling $4.00 in the aggregate over the term of the lease.  We note the Staff’s request that the Company file all agreements with UCLA as exhibits to the Registration Statement, and hereby respectfully suggest that this agreement does not meet the disclosure requirements of Item 601(b)(10) of Regulation S-K because the equipment lease agreement, though not made in the ordinary course of business: (i) is a contract that is not material to the Company’s financial condition or operating results; (ii) is not a contract upon which the Company’s business is substantially dependent, and (iii) is not a significant factor in the establishment or continuance of the Company’s relationship with the Lab.

The Company respectfully suggests that this equipment lease agreement does not warrant disclosure under Item 601 of Regulation S-K.

3.                                      Engagement of UCLA to Conduct Clinical Studies

The Company also has an informal arrangement with UCLA to conduct two ongoing clinical studies for a total fixed cost of $420,000.  Each clinical study is being conducted pursuant to an informal, oral arrangement that the Company likewise respectfully suggests does not warrant disclosure under Item 601 of Regulation S-K.

79.                               Please explain, in layman’s terms, what it means to “fingerprint” herbs.

In response to the Staff’s comment, we have revised the disclosure as appropriate on page 74-75 of the prospectus.

Network Marketing Program, page 70

80.                               Please explain what an International Business Pack is and disclose the cost to purchase the Pack.

In response to the Staff’s comment, we have revised the disclosure as appropriate on page 75 of the prospectus.

81.                               If any of the Success Training Seminars, World Team School, or “Herbalife Broadcasting Network” generate revenue for the Company, please describe.

The Company notes the Staff’s comment and hereby supplementally confirms that these events and activities do not generate revenue for the Company.

Product Return and Buy-Back Policies, page 75

82.                               Please explain how your buy-back policy addresses the regulatory compliance issues pertaining to network marketing programs.

In response to the Staff’s comment, we have revised the disclosure as appropriate on page 80 of the prospectus.

Regulation, page 76

83.                               Please elaborate on the six anecdotal special nutritional adverse events reports from the FDA received by the Company since September 16, 2002 and which you briefly reference on page 78.

The anecdotal special nutritional adverse events reports referenced in the “Regulation” section of the prospectus consisted of an allegation of behavioral change, a reported seizure, two cases of unspecified medical problems, two cardiac problems, and an allegation of death.  These adverse events occurred following the use of varying, sometimes unspecified, Herbalife products, including two products no longer sold by Herbalife, Thermojetics Original Green and Thermojetics Gold dietary supplements, both of which contained ephedrine alkaloids.  The incidents occurred within varying intervals of time following the reported use of Herbalife products.  In one case of a reported unspecified medical problem, the Herbalife products were taken in combination with a drug known as warfarin.  The single alleged death occurred six weeks after the reported consumption of Herbalife Relax Now and Total Control dietary supplements.  Two of the adverse events involved women in their fifties who suffered cardiac incidents, one of whom reportedly suffered a heart attack after claiming to have taken a daily intake of approximately 2-3 tablets a day of the now discontinued Thermojetics Gold dietary supplement for more than a year.

84.                               Please provide additional information about the permanent injunction issued in October 1986.  What were the allegations of the complaint and what sorts of specified claims does the injunction prevent the Company from making?

The injunction issued in October 1986 applies to Herbalife, its founder, Mark Hughes, their successors, and those officers, directors and employees of Herbalife or certain affiliates of Herbalife and Mark Hughes that have notice of the injunction.

The injunction required Herbalife to pay the sum of $850,000 to the State of California in reimbursement for the State’s costs and expenses in prosecuting the claim.

The injunction bars the Company from making certain representations concerning its products as they were formulated at the time of the injunction in October 1986 unless certain conditions are met, as discussed below.  The Company does not currently make representations prohibited by the injunction.

By way of example, the injunction prohibited representations:

•                  that the Company’s products at the time of the injunction in October 1986:

•                  contain herbs that:

(i)                                     in and of themselves naturally curb the appetite;

(ii)                                  burn off calories; or

(iii)                               naturally cleanse the system (other than claims that the herb when used in the quantity recommended assist the natural self-cleansing function of the body, if there is a reasonable basis therefor);

•                  cause weight loss without a reduction in the user’s caloric intake;

•                  cleanse the villi and help prevent the clogging of the villi in the intestine (other than claims that they aid the nutrient absorption function of the villius portion of the digestive tract);

•                  diagnose, cure, mitigate, treat or prevent disease if the product is a “new drug” under California Health and Safety Code Section 26021 unless Company complies with the Health and Safety Code’s regulations concerning these claims.

Notwithstanding the foregoing, the Company is deemed to be in compliance with the injunction provided that it is advertising, offering or selling products:

•                  in compliance with:

•                  Federal regulations relating to foods for special dietary use;

•                  guidelines established and approved by the FDA; or

•                  California’s Sherman Food, Drug and Cosmetic Act;

•                  introduced or reformulated in a material manner after October 1986 and for which there is a reasonable basis to support any claims or representations made for the new or reformulated products;

•                  for which there is a newly acquired reasonable basis to support any claims or representations made for the products; or

•                  in a manner prohibited by law in October 1986 but which subsequently becomes legally permissible.

The injunction also bars the Company from engaging in certain practices that the Company does not currently engage in, and that the Company currently prohibits its distributors from engaging in, including:

•                  making false or misleading representation with respect to any specific goals for participants in defendants’ marketing program relating to the number of new customers o new participants a participant may obtain within a specific time period or an amount of money a participant may earn through bonuses and overrides;

•                  offering for sale any drug unless it is safe and effective or any food unless it is safe and defendants have a reasonable basis for the claims made for such drug or food;

•                  making a 100% satisfaction guarantee unless certain specified conditions are first satisfied;

•                  using certain forms of “live” testimonials unless first making certain disclaimers concerning the testimonials;

Finally, injunction bars the Company from establishing, maintaining or operating a network marketing program in which:

•                  participants have to pay valuable consideration for the chance to receive compensation (other than compensation based on their retail sales) for introducing one or more additional persons into the defendants’ marketing program or when the newly introduced participant introduces a new participant into the marketing program;

•                  any compensation participants receive is based upon anything other than retail sales of defendant’s products; and

•                  a participant can obtain any specific level in the network marketing program based upon criteria other than the amount of retail sales made by the participant or person(s) introduced into defendants’ marketing program by the participant.

Notwithstanding this requirement, the injunction provides that the Company will be deemed to be operating in compliance with the injunction if:

•                  the Company’s documentation system allows it, at any given point in time, to verify or document that any and all participants who receive commissions, bonuses, overrides and/or advancement from the Company in its marketing program are based on retail sales made by or through such participant(s) or others introduced directly or indirectly under participant(s).

85.                               Please be more specific about the alleged marketing practices that are the subject of the two class action lawsuits described on page 81.

In response to the Staff’s comment, we have revised the disclosure as appropriate on page 86 of the prospectus.

86.                               We note that the October 4, 2004 Forbes magazine article makes reference to 136 complaints that the FTC received in the past two years against Herbalife and its distributors.  Please describe these complaints, their status, and any ramifications resulting from them.

The Company notes the Staff’s comment and the reference in the October 4, 2004 Forbes magazine article to 136 complaints to the FTC in the past two years against Herbalife and its distributors, and notes that the Company is not in a position to independently confirm or deny the statements set forth in the Forbes article.  To date, the FTC has not contacted the Company concerning any complaints that it has received, and the FTC has not made available to the Company any information concerning their status or the potential ramifications that may result from any such complaints.  As a result, the Company is not in a position to confirm the number or nature of any complaints that may have been received by the FTC concerning the Company or its distributors, the validity of any such complaints, the availability of alternative explanations or defenses to any such complaints, or the reasonably likely range of exposure attributable to any such complaints.

Trademarks, page 83

87.                               Please describe the methods Herbalife employs to protect the intellectual property rights of its proprietary formulas.

In response to the Staff’s comment, we have revised the disclosure as appropriate to describe the Company’s trademark protection methods on pages 88-89 of the prospectus.

Legal Proceedings, page 84

88.                               Please provide us your analysis to why you believe your current legal proceedings will not have a material adverse effect on your financial position.  Please revise your disclosure to state your basis for such conclusion.  For example, is your conclusion based on the fact that you have adequate reserves for any losses your may experience from these legal proceedings, your belief that the outcomes of these legal proceedings will be favorable to you or your belief that any losses you may suffer from the outcomes would be immaterial.

In response to the Staff’s comment, we have revised the disclosure as appropriate on page 90 of the prospectus.

Management, page 86

89.                               We note your disclosure that prior to the listing of your common shares on the NYSE the board will elect three new independent directors.  Please confirm that all of the information required by Form S-1 with respect to these directors will be included in the registration statement prior to distribution of the preliminary prospectus.

We note the Staff’s comment and, in response, the Company confirms that it will provide all of the information required by Form S-1 with respect to the newly-elected directors in the Registration Statement prior to the distribution of the preliminary prospectus.  We note in this regard that, if necessary, the Company will obtain any necessary consents for and signatures on the Registration Statement that may be required in respect of these newly elected directors.

90.                               Please revise your disclosure so that you have described the business experience during the past five years of each of your officers and directors as required by Item 401(e) of Regulation S-K.  For example, you should:

•                  specify the period during which Gregory Probert served at planetLingo;

•                  describe Henry Burdick’s business activities since 1998;

•                  clarify how long Kenneth Diekroeger and Jesse Rogers have been with Golden Gate Capital; and

•                  explain what business activities Charles Orr has been engaged in since 2000.

In response to the Staff’s comment, we have supplemented the disclosure as appropriate to include the full five-year business experience disclosure required by Item 401(e) for the directors and officers identified above on pages 91-93 of the prospectus.

91.                               We note that the employment agreement for Matt Wisk, dated July 14, 2003, has been filed as Exhibit 10.30, yet Mr. Wisk, the Chief Marketing Officer, is not referenced in the Management section, nor is his employment contract summarized on page 94.  Please supplementally explain this omission.

In response to the Staff’s comment, the Company hereby supplementally discloses to the Staff that Mr. Wisk’s employment with the Company terminated effective July 30, 2004.

Item 401(b) of Regulation S-K requires the identification of all executive officers of the registrant.  Because Matt Wisk is no longer an executive officer of the Company, Item 401 does not require that Mr. Wisk be referenced in the Management section.

Item 402(a)(3) requires that disclosure of executive compensation be provided for all “named executive officers,” defined in the relevant subpart (ii) as the registrant’s four most highly compensated executive officers other than the CEO who were serving as executive officers at the end of the preceding fiscal year.  Although Mr. Wisk was employed as an executive officer at the Company at the end of the last fiscal year, he was not one of the four most highly compensated executive officers at that time.  Thus, since Item 402 does not require that Mr. Wisk’s compensation arrangements be disclosed, they have not been summarized in the Company’s filing.

Nevertheless, Instruction 2(10) to Item 601 provides in relevant part that material contracts entered into not more than two years before a filing fall within the filing requirement of Item 601(a).  Thus, in an effort to comply with this instruction, the Company filed Mr. Wisk’s employment contract as Exhibit 10.30.

Principal Shareholders, page 103

92.                               In subsequent amendments, when the number of shares to be sold in the offering is known, please disclose the percentage of common shares that will beneficially owned by the public following consummation of the offering.

We note the Staff’s comment and, in response, we supplementally confirm to the Staff that in subsequent amendments, when the number of shares to be sold in the offering is known, the Company will disclose the percentage of common shares that will be beneficially owned by the public following consummation of the offering.

Certain Relationships and Related Transactions, page 107

93.                               Please file your related party contracts as exhibits to your registration statement or provide us your analysis as to why they are not material contracts.

We note the Staff’s comment and in response, confirm that the Company has filed, or will, prior to the effectiveness of the Registration Statement, file, all of the agreements relating to the related party transactions referred to in the prospectus under the heading “Certain Relationships and Related Transactions.”

94.                               Please name the shareholders of Kanawha who control the Springs Company.

We respectfully request that the Staff provide us with additional guidance as to the information or disclosure that the Staff would like to receive in response to this item.  Please understand in this regard that the Company is unfamiliar with both Kanawha and the Springs Company.

95.                               Please revise to state whether each related party transaction is on terms as favorable as could have been obtained from unrelated third parties.

In response to the Staff’s comment, we have revised the disclosure as appropriate on page 114 of the prospectus.

Shares Eligible for Future Sale, page 118

96.                               Please provide a discussion of the $200 million special cash dividend to be paid to existing shareholders from the proceeds of this offering.  Among other things, you should disclose the specific amounts going to each of the related parties.

In response to the Staff’s comment, we have revised the disclosure as appropriate on page 114 of the prospectus.

97.                               With respect to the monitoring fee agreement discussed on page 109, please disclose:

•                  the activities conducted by Whitney and GGC Administration, LLC pursuant to the agreement;

•                  whether the agreement will remain in place subsequent to this offering;

•                  the circumstances triggering payment of the $3.1 million out-of-pocket expenses; and

•                  the objective of the discussions that you anticipate having with the Equity Sponsors prior to the consummation of this offering.

In response to the Staff’s comment, we have revised the disclosure as appropriate on page 113 of the prospectus.

Underwriters, page 124

98.                               We note your disclosure on page 126 that you intend to do a “directed share offering.”  Please provide us with any material you intend to sell to potential purchasers such as a “friends and family” letter.  Tell us when you intend to send them to these potential purchasers.  Tell us whether the sale will be handled by you directly or by the underwriting syndicate.  Tell us the procedures you or the underwriter will employ in making the offering and how you will assure that this offer will meet the requirements of Section 5 of the Securities Act and Rule 134.  We may have further comments.

At the request of the Company the underwriters have reserved shares of common shares (the “Shares”) for sale to certain employees and friends of the Company (“Invitees”) through a Reserved Share Program (the “Program”) to be conducted by Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”).  The class of persons for whom Shares are reserved was determined by the Company, which will provide Merrill Lynch with the names and addresses of such Invitees along with the maximum number of shares which will be reserved for each such Invitee.  A short pre-screen form will be distributed by the Company in order to determine the list of Invitees. The pre-screen form states that it is not an offer and that any offer will be accompanied by a prospectus. The pre-screen form contains the legend set forth in Rule 134.  Invitees will be invited to participate in the program either by an overnight mailing of materials (Print and Mail Method) or by e-mail (Print Suppression Method).

Print and Mail Method - Based upon information provided by the Company, Merrill Lynch will prepare and mail to each Invitee a package of materials consisting of a short introductory letter from Merrill Lynch, a letter from the Company describing the Program and its mechanics (the “CEO Letter”), an Indication of Interest Form (“IOI”), and a booklet entitled “How to Respond to the Reserved Share Program” (the “Booklet”).  The package of materials includes a copy of the preliminary prospectus, and a phone number which the Invitee may call if he or she has any questions concerning the Program.

In addition to explaining the mechanics of the Program, the CEO Letter makes clear that the Invitee is under no obligation to purchase Shares through the Program, that responding to the mailing will involve no obligation of any kind, that the Invitee is not, by reason of his or her inclusion in the Program, assured of obtaining a particular number of shares or any shares, that no offer to buy Shares may be accepted and no part of the purchase price can be received until the Registration Statement has been declared effective, and that any such offer to buy can be withdrawn, in whole or in part, without obligation or commitment, at any time prior to notice of its acceptance given after the effective date.  The CEO Letter also contains the legend set forth in Rule 134.

The IOI is designed to be signed by the Invitee and returned to Merrill Lynch by facsimile.  It is the method by which the Invitee affirms certain statements contained in the Booklet, including that the Invitee has received a copy of the preliminary prospectus, that the number of shares indicated is for the Invitee’s personal account, that the Invitee is aware that he or she is not assured of obtaining any or all of the shares requested, and a reiteration of the fact that no offer to buy shares can be accepted, and no part of the purchase price can be received, until effectiveness of the Registration Statement, and that the indication of interest involves no obligation or commitment of any kind.  It also provides the mechanism which allows the Invitee to indicate his or her answers (and the answers of his or her joint account holder if the Invitee wishes to purchase in a joint account) to the questions, also contained in the Booklet, which are designed to allow Merrill Lynch to determine whether the Invitee is prohibited from purchasing the Shares under NASD Conduct Rule 2790.  Another item in the IOI is designed to provide the vehicle by which the Invitee can indicate the maximum number of shares in which he or she wishes to express an interest, and adduces certain personal information necessary for the administration of the Program.

In addition to setting out instructions on how to complete and return the IOI, the Booklet contains a series of Frequently Asked Questions about the Program, along with the answers to those questions.

If the Invitee is interested in reserving Shares through the Program, he or she is directed to return the completed IOI to Merrill Lynch by a specified date.  Once the Invitee has returned a completed IOI to Merrill Lynch, and assuming that there is no regulatory impediment to their participation in the Program under Conduct Rule 2790, the Invitee’s personal information and the maximum number of shares in which the Invitee has expressed an interest are forwarded to a Merrill Lynch Financial Advisor or Registered Representative who will contact the Invitee to assist in opening a Merrill Lynch account to allow for purchase of the Shares.  All purchases by the Invitee through the Program must be made in an account at Merrill Lynch.

Following receipt of all expressions of interest and the establishment of accounts for each Invitee, the Company will determine the final allocation of shares which will be made available to the Invitees.  This allocation is made in the sole discretion of the Company.

Once the Registration Statement has been declared effective and the public offering price of the Shares has been determined, the Merrill Lynch Financial Advisor or Registered Representative to whom the Invitee has been assigned will contact the Invitee, and inform the Invitee of the public offering price and the maximum number of shares which the Company has determined that he or she may purchase.  The Invitee is then asked whether he or she wishes to purchase Shares at that price, and if so, how many shares (subject to a minimum of 100 shares and subject to the maximum set by the Company).  The Invitee may then decline to purchase Shares, agree to purchase Shares but specify a lesser number of shares than the maximum number set by the Company, or purchase the maximum number of shares.  If the Financial Advisor or Registered Representative cannot reach the Invitee within 24 hours of pricing, the Invitee will lose the opportunity to participate in the Program.  If the Invitee agrees to purchase Shares, a copy of the final prospectus is sent to the Invitee along with a confirmation of the transaction. The mechanics of the sale to the Invitee is handled the same way as any other sale of the Shares to any purchaser in the public offering. The Invitees are not required to pre-fund their accounts, and payment is not required until after the Invitee has confirmed their indication of interest after the pricing of the offering.  Invitees are not subject to a lock-up as a condition of their participation in the Program.

Print Suppression (E-mail) Method - Under this method, the Company will provide to Merrill Lynch a list of Invitees, along with their e-mail addresses and the maximum number of shares in which each such person may invest.  Merrill Lynch will then send to each Invitee an e-mail in the form shown in the first page of the Print Suppression package.  Should the Invitee wish, he or she would then click on the hyperlink, and would be presented with a log-in screen.  The log-in screen would contain, among other things, the legend set forth in Rule 134.  The Invitee could then log-in to the Deal Sketch page using the Deal ID and PIN number provided in the initial e-mail.

The Deal Sketch page indicates the status of the Program at the time the Invitee logs-in, which may be that indications of interest are being accepted, the response deadline has passed, the acceptance period has begun, etc.  It also shows to each Invitee the number of shares in which he or she may indicate an interest, and important information about the public offering, including the relevant dates and details of the offering.  The Invitee is advised to read the CEO Letter by clicking on the appropriate button.  The CEO Letter advises the Invitee to review the preliminary prospectus by clicking on the embedded hyperlink, and also advises that the Invitee may review the preliminary prospectus at any time by returning to the Deal Sketch page and clicking the “prospectus” button.  In addition to explaining the mechanics of the Program, the CEO Letter makes clear that the Invitee is under no obligation to purchase shares through the Program, that responding will involve no obligation of any kind, that the Invitee is not, by reason of his or her inclusion in the Program, assured of obtaining a particular number of shares or any shares, that no offer to buy shares may be accepted and no part of the purchase price can be received until the Registration Statement has been declared effective, and that any such offer to buy can be withdrawn, in whole or in part, without obligation or commitment, at any time prior to notice of its acceptance given after the effective date.  The CEO Letter also contains the Rule 134 legend, and a series of Frequently Asked Questions about the Program, along with the answers to those questions.  If the Invitee chooses to participate in the Program, the procedure is exactly the same as if the Program were being conducted according to the Print and Mail method.  Please note that the Print Suppression methodology has been passed upon by Cecilia Blye of the Office of the General Counsel of the Division of Corporation Finance.

Draft screen shots of the log-in page and the deal sketch page have been provided supplementally for the Staff’s review as Appendix D to this letter.  Please note that the information used in the draft Deal Sketch page is for illustration only and is subject to change. In addition, the drafts of the pre-screen memo and Program materials are currently in the process of being finalized and will be provided supplementally for the Staff’s review.

99.                               Please indicate if your underwriters have arrangements with a third party to host or access your preliminary prospectus on the Internet.  If so, identify the party and provide the address of the website.  Please also describe the material terms of the agreement and provide us with a copy of any written agreement.  You should also provide us with copies of all information concerning your company or the offering that appears on the third party web site.  We may have further comments.

The underwriters have advised the Company that they have no arrangement with a third party to host or access the preliminary prospectus on the Internet.  While Morgan Stanley & Co., Inc. and Merrill Lynch, as representatives for the underwriters, intend to contract with NetRoadshow, Inc. (www.netroadshow.com) to conduct an Internet roadshow, the purpose of this contract is not specifically to host or access the preliminary prospectus.  The primary purpose of the Internet roadshow is to provide access to the roadshow to institutional investors that cannot, or elect not to, attend roadshow meetings in person. NetRoadshow, Inc. has informed the underwriters that it conducts Internet roadshows in accordance with the NetRoadshow, Inc. no-action letter dated July 30, 1997, received from the Commission in connection with virtual roadshows.  In accordance with such no-action letter, an electronic version of the preliminary prospectus, identical to the copy filed with the Commission and delivered to live attendees, is required to, and will, be made available on the website.

100.                        To the extent that the underwriters intend to deliver prospectuses electronically or otherwise offer and/or sell securities electronically, please tell us the procedures they will use and how they intend to comply with the requirements of Section 5 of the Securities Act of 1993, particularly with regard to how offers and final confirmations will be made and how and when purchasers will fund their purchases.  Provide us copies of all electronic communications, including any proposed web pages.

Except as set forth below and except in connection with the Reserved Share Program, the lead underwriters have informed the Company that they do not intend to use any means of distributing or delivering the prospectus other than by hand or the mails, or to use any forms of prospectus other than printed prospectuses. Also, the preliminary prospectus may be made available in connection with Internet roadshows as discussed below in response to Staff comment no. 99.

The Company has been informed by Merrill Lynch that Merrill Lynch has two electronic systems in place “i-Deal” and “IPO Center” and that Kristina Wyatt of the Commission has reviewed the procedures of both systems.  The Company has been advised that Merrill Lynch continues to employ the same procedures as those reviewed by Ms. Wyatt.

101.                        Also tell us and briefly disclose in the prospectus whether you intend to use any forms of prospectus other than print, such as CD-ROM-s, videos, etc. and provide all such prospectuses for our examination.  Please refer to SEC Releases No. 33-7233 and No. 33-7289.  We may have additional comments.

Except as set forth in comment nos. 99 and 100, the Company does not intend to use any form of prospectus other than print.

Consolidated Financial Statements, pages F-4 and F-5

102.                        Since the $200 million special dividend will be paid out of the proceeds of the offering, you should present on the face of the statements of income for 2003 and the six months ended June 30, 2004 only pro forma per share data giving effect to the number of shares whose proceeds would be necessary to pay the dividend in addition to historical earnings per share.

We note the Staff’s comment, and we commit to provide the pro forma per share data requested once the pricing information that is necessary for the related calculations is included in the prospectus.

103.                        It appears that the caption “deferred compensation assets” on the December 31, 2003 balance sheet should read “deferred compensation plan assets” similar to the June 30, 2004 balance sheet.  Deferred compensation is typically presented as contra-equity.  Please revise or advise.

In response to the Staff’s comment, we have revised the December 31, 2003 balance to accurately read “deferred compensation plan assets”.

104.                        You present operating income in Selected Financial Data and in MD&A, yet you do not present operating income on the income statement.  Please revise the disclosure to be consistent.

In response to the Staff’s comment, we have revised our disclosure to present operating income as a line item on the income statement.

Note 2, Significant Accounting Policies, page F-13

105.                        Disclose where shipping and handling costs are reported.  If these costs are not included in cost of sales, disclose both the amount of such costs and the line item on the income statement that includes them.  Refer to EITF 00-10.

In response to the Staff’s comment, we have revised our disclosure on page F-17 of the prospectus under “Significant Accounting Policies-Revenue Recognition” to reflect the fact that freight and handling costs that are paid by the Company are included in cost of sales.

106.                        Disclose the amount of any inventory obsolescence reserves or state that none are necessary and why.  We note obsolete inventory is identified as a critical accounting policy.

In response to the Staff’s comment, we have revised our disclosure on page F-15 of the prospectus under “Significant Accounting Policies-Inventories” to reflect the amount of inventory obsolescence reserves.

107.                        Tell us when the Company takes title to inventory produced by third party manufacturers and how the Company insulates itself from quality control and product liability risk associated with these third party manufacturing operations.

With the exception of a small amount of product produced in the Company’s China facility, the Company’s inventoried products are purchased as finished goods from third-party manufacturers.  From an accounting perspective, the Company records inventory when title and risk of loss has passed to the Company.   This transfer and recording point varies depending on the location of the manufacturer and the shipping destination point.  For example, in the case of finished product that is purchased and shipped to the Company’s U.S. distribution center in Los Angeles (LADC), from manufacturers within the U.S., title passes and the Company records inventory upon the Company’s receipt at LADC.  For product that is procured from a U.S. manufacturer, with a direct-ship destination outside the U.S., the Company will arrange the shipping and will take title and record inventory when the contract shipper has picked up the product from the manufacturer.

As noted under the heading “Business” on page 79 of the prospectus, the majority of the Company’s products, particularly the Company’s nutritional products, are sourced from several major third-party manufacturers that are generally known within the industry for their quality and reliability.  Before the Company engages any new supplier, the prospective new supplier must first qualify under the Company’s Supplier Certification Program, which is a rigorous program administered by the Company’s technical operations and purchasing groups, designed to ensure that a supplier’s facilities and product testing capabilities meet applicable cGMPs, or current good manufacturing practices, and are suited to the Company’s particular needs.  While the manufacturer is responsible for the quality of the products and ingredients that they supply to the Company, the maintains internal quality control testing facilities in which it routinely tests products sourced by third-party manufacturers in-house.  Where the Company’s internal testing capabilities are not suited to test a particular ingredient or to otherwise meet its testing requirements, the Company refers these products to independent labs for testing.  Prior to launch, all new products must pass the Company’s rigorous product stability and label claim in-house testing processes, as well as in-house testing for country specific product requirements.

Moreover, part of the Company’s qualification process is to ensure that a manufacturer has an adequate amount of product liability insurance.  In addition, the Company carries its own product liability insurance.

The Company believes that the combination of engaging reputable suppliers that are responsible for the quality of the products and ingredients that they source to the Company, the Company’s Supplier Certification Program, the Company’s in-house quality control testing and the manufacturer’s and the Company’s own product liability insurance coverage, effectively insulates the Company from material product liability risk.

108.                        Expand your revenue recognition policy to explain how you consider your inventory buy-back program from distributors (page 75).

In response to the Staff’s comment, we have revised our disclosure on page F-17 of the prospectus to expand our discussion about our revenue recognition policy with regard to the Company’s buy-back program from distributors.

109.                        Tell us how you valued product formulas of $15 million versus the marketing related intangibles of $310 million.  Explain why the value of trademarks is twenty times that of product formulas.

Herbalife’s product offering is based on nutritional and dietary products which rely on specific formulations for quality and regulation.  With 165 products marketed worldwide, the Company maintains an extensive inventory of product formulae.  Many of these formulae have evolved over the history of the Company and continue to evolve as scientific breakthroughs, government regulation, and consumer tastes have changed.  Based on the foregoing, Product Formulae was identified and valued as a discreet intangible asset.

The Company obtained an independent, third-party valuation of its Product Formulae from Duff & Phelps.  In valuing Herbalife’s Product Formulae, Duff and Phelps applied the income approach using the relief from royalty methodology.  This method assumes that the Product Formulae have value to the extent that their owner is relieved of the obligation to pay royalties for the benefits received from them.

Herbalife’s product formulae have a limited life due to ever changing government regulation around the world as well as the expected evolution of the Company’s product line.  As consumer tastes and government regulation changes, the Company is forced to reformulate product formulae, effectively creating the obsolescence of the preceding formula.  In any given year approximately 20% of the Company’s product formulae require reformulation driven by either marketing or regulatory changes and are therefore rendered obsolete.  At this 20% rate of obsolescence it is estimated that it will require approximately five years for the formula inventory as of the valuation date to be rendered obsolete.

Regarding appropriate product formula royalty rates, note that the Company has a an agreement with Dr. Lou Ignarro’s public relations firm for the Company’s recent new product “Niteworks”.  Under this agreement, Herbalife pays royalties to Dr. Ignarro’s public relations firm based on sales of Niteworks at a rate of 1% of revenue or 0.5% of revenue if Dr. Ignarro fails to actively promote the product.

Based on an assessment of the qualitative factors of the Product Formulae and an analysis of this agreement, Duff and Phelps estimated a royalty rate of 0.5% of revenue attributable to the Product Formulae related to the Formula 1 product line and 0.1% to 0.5% of revenue attributable to other Product Formulae.  They applied a range of royalty rates to the non-Formula 1 Product Formulae in consideration of the lesser exclusivity and more general availability from suppliers of the less-proprietary non-Formula 1 products.  They estimated royalty revenue as the product of the selected royalty rate and the respective product revenue over a five-year period

The valuation of the Marketing-related intangibles (including the trade name and trademarks) also employed an income approach using the relief from royalty methodology.  However, in contrast to the Product Formulae, Duff and Phelps applied a significantly higher royalty rate and valued the royalty stream over a projection period that included a residual value.  This resulted in significantly higher values for the Marketing-related intangibles compared with the Product Formulae intangible.  A description of the Marketing-related intangible assets as well as a discussion of the approach to value this asset is included below.

Herbalife uses the umbrella trademarks Herbalife, Thermojetics, and Dermajetics and has several other trademarks and trade names registered in connection with its products and operations.  In addition, Herbalife makes available to its distributors certain trade secrets and know-how developed in connection with the operation of the Company’s network marketing system. Therefore, in addition to the Herbalife trade name, the Company’s marketing-related intangibles include certain standards, specifications, methods, procedures, techniques, systems and other proprietary information.

In valuing the Herbalife Marketing-related Intangibles, Duff and Phelps applied the income approach using the relief from royalty methodology.  This method assumes that the Marketing-related Intangibles have value to the extent that their owner is relieved of the obligation to pay royalties for the benefits received from them.

The Herbalife trademarks have a legal life but are renewable at little cost.  Herbalife intends to continuously renew its trademarks and has been able to do so in the past.  An analysis of the market, competitive and market trends, and brand extension opportunities provides evidence that Herbalife’s trademarks will generate cash flow for an indefinite period of time.  Therefore, the Marketing-related Intangibles were deemed to have an indefinite life.

To estimate a royalty rate, several analyses were conducted by Duff and Phelps.  First, a review of nutritional products franchise terms revealed a range of royalty rates paid by the franchisees.  These royalty rates generally provide the franchisee access to a portfolio of intangible assets and services including trade name, trademarks, site selection assistance, training, lease negotiation assistance, financial assistance, technology, purchasing, etc.  In addition, an analysis was conducted regarding the Herbalife License Agreements with affiliates in Korea, Japan, and Canada, which indicated arm’s-length royalties ranging from 3.5% to 4.0% of revenue.  With payment of the royalty rate, these Herbalife affiliates receive the trade name and trademarks, along with other intellectual property assets such as exclusive access to the products, certifications, formulae, technology, as well as access to standards, specifications, methods, procedures, techniques, systems and other proprietary information such as know-how and trade secrets. By assigning various royalties to these assets, Duff and Phelps estimated a royalty rate of approximately 3.0% to be attributable to the Marketing-related Intangibles.

110.                        Please describe your accounting policy research and development and advertising expense.  Disclose the amounts of each as required by FAS 2 and SOP 93-7.

In response to the Staff’s comment, we have revised our disclosure on page F-15 of the prospectus to include a new section entitled “Significant Accounting Policies-Research and Development” which discusses our accounting policy for research and development.  We have disclosed the amounts of research and development costs as required by FAS 2 and SOP 93-7.  The Company’s advertising costs are de minimis, and therefore these costs are not specifically addressed under “Significant Accounting Policies”.

Note 11.  Segment Information, page F-31

111.                        Provide us with your analysis supporting aggregation of all operating segments other than the US and Japan.

The Company elected to aggregate its operating segments into one reporting segment due to the similar economic characteristics and similar operating performance of each segment.  Management believes that the operating segments are very similar with regard to products sold, the product acquisition process, the types of customers sold to, the method used to distribute the products and operating performance (i.e. margins).

•                  The company offers the same basic products in all countries, which include weight management, nutritional supplements and personal care products.  The majority of the products are virtually identical across countries except for some minor modifications to comply with local regulatory requirements.  Not all products are available in all countries at all times as new products are typically introduced first in the U.S. and then introduced in the foreign markets.  However, the margins on the products sold in different countries, even where the product range includes only a subset of all the Company’s products, are similar.

•                  All weight management, nutritional supplement and personal care products are manufactured for the Company by third party manufacturers with the exception of products distributed in China, which are less than 0.1% of products sourced. The majority of the products are centrally procured through the same primary vendors in the U.S. and Europe.

•                  The Company sells its products through a seamless global network marketing organization comprised of independent distributors who then sell to the ultimate consumer.  In a few markets, the company sells to a third party importer who then sells to the independent distributor.  This variation of the model currently represents less than 5% of net sales.

•                  The Company’s structure of the network marketing program is identical in all markets with a few minor exceptions, generally geared at complying with local regulatory requirements..

•                  The operating margins as a percentage of net sales for each country is similar, ranging from 40% to 50% of net sales.  The slight variations from one country to another generally result from variations in product mix and generally are not significant.

112.                        Disclose the basis for attributing revenues from external customers to individual countries.  Refer to paragraph 38a of FAS 131.  Sales attributed to the United States should be stated separately in the geographic information or indicate that US sales would be the same as reported in the reportable segment information.

In response to the Staff’s comment, we have revised our disclosure on pages F-31 and F-54 of the prospectus to disclose our basis for attributing revenues from external customers to individual countries.  The revised disclosure also states that U.S. sales are the same as reported in the reportable segment information.

Unaudited Interim Financial Statement

Note 3.  Transactions with Related Parties, page F-50

113.                        Please explain the issuance of 104 million shares of common stock during 2004, which appears to relate to the redemption of 102 million preferred shares as disclosed in Note 4.  Provide appropriate footnote disclosure and discussion in MD&A.  In some places, you state that the preferred shares converted to common, however it appears the preferred stock was redeemed.  Please revise all disclosure in the document to consistently describe the transaction.

In response to the Staff’s comment, we have revised our disclosure on pages 58, 59, 111, F-26, F-45 and F-52 of the prospectus to clarify the issuance of 104.1 million common shares.  On March 8, 2004, 102.1 million preferred shares converted into 102.1 million common shares.  In accordance with the provisions of the preferred shares, upon conversion each preferred share converted into one common share and an amount of cash equal to the original issue price for the preferred share plus accrued and unpaid dividends.  The additional 2.0 million common shares were issued on the same date in accordance with the exercise of the outstanding warrants.

Note 4.  Long Term Debt, page F-51

114.                        Please disclose the principal terms for the redemption of the 15.5% senior notes, including the amount of the redemption premium.

In response to the Staff’s comment, we have revised the disclosure as appropriate on page F-52 of the prospectus.

115.                        Please disclose how the 9½% Notes offering the affected the warrants originally issued with the Senior Notes.  Disclose the aggregate amount of securities called for by warrants or rights outstanding at each balance sheet date, the period during which rights are exercisable and the exercise price.

In response to the Staff’s comment, we have revised the disclosure as appropriate on page F-52 of the prospectus.

Item 15.  Recent Sales of Unregistered Securities, page II-2

116.                        Revise the discussion of the issuances of the 12% Series A Cumulative Convertible Preferred Shares to disclose the number of distributors and the number of members of your Chairman’s Club that participated in the offering.  We may have further comments.

In response to the Staff’s comment, we have revised the disclosure as appropriate on pages II-2-II-3 of the prospectus.

Please contact me at (310) 551-8800 or Jonathan K. Layne at (310) 552-8641 with any questions regarding the foregoing responses.

Very truly yours,

/s/ Michael B. Mayes
Michael B. Mayes

cc:                                 Brett R. Chapman, Esq., WH Holdings (Cayman Islands) Ltd.
Richard Goudis, WH Holdings (Cayman Islands) Ltd.
Jonathan K. Layne, Esq., Gibson, Dunn & Crutcher LLP

APPENDIX A

“We are one of the largest network marketing companies in the world . . .” (page 1)

The Company is providing 2003 data, all of which is publicly accessible on the SEC’s website and/or through online business information databases that demonstrates that the Company ranked fifth in terms of revenues and was tied for fourth measured by number of distributors and fourth measured by number of countries where operations are conducted in comparison to its principal direct selling comparable companies.  According to this publicly available data, the Company’s net revenues were $1.16 billion in 2003, ranking it fifth behind Avon Products ($6.9 billion), Alticor (Amway) ($6.2 billion), Mary Kay ($1.8 billion) and Tupperware ($1.75 billion).  Measured by number of distributors, the Company was tied for fourth largest with Mary Kay, Sunrider and Tupperware, each with over 1,000,000 distributors, behind Avon Products (4,400,000), Alticor (Amway) (3,000,000) and Oriflame (1,500,000).  Measured by the number of countries where operations are conducted, the Company ranked fourth behind Tupperware (100+), Alticor (Amway) (80+) and Avon (60).

Herbalife Ltd

Overview of Principal Direct Selling Comparable Companies

Company	Ownership	Primary Products	Distributors	Countries Served	Net Revenues ($mm)
Avon Products	Public	Cosmetics, fragrances	4,400,000	60	$6,876.0

Alticor (Amway)	Family	Diverse	3,000,000+	80+	$6,200.0

Mary Kay	Family	Cosmetics, skincare	1,000,000+	31	$1,800.0

Tupperware	Public	Storage containers, cosmetics	1,000,000+	100+	$1,175.0

Herbalife	Golden Gate/ JH Whitney	Weight mgmt, supplements	1,000,000+	58	$1,159.4

The Longaberger Company	Family	Baskets, home accessories	71,000	n/a	$1,000.0

Nu Skin Enterprises	Public	Skincare, supplements	678,000	30+	$986.5

Oriflame	Public	Cosmetics, skincare	1,500,000	54	$738.4

Sunrider	Family	Nutritional, cosmetics	1,000,000+	30+	$700.0

Home Interiors & Gifts	Hicks Muse	Home accessories	98,300	4	$617.4

Natura Cosmeticos	Public	Cosmetics	355,000	4	$465.0

Neways	Family	Nutritional, cosmetics	n/a	23	$400.0

Jafra Cosmetics	Vorwerk	Cosmetics, fragrances	419,000	22	$383.9

Shaklee	Ripplewood	Weight mgmt, home products	250,000	5	$265.0

Nature’s Sunshine	Public	Herbal products, supplements	562,000	22	$258.2

USANA Health Sciences	Public	Supplements, skincare	88,000	10	$200.0

Mannatech	Public	Supplements, weight mgmt	264,000	6	$191.0

Reliv International	Public	Supplements, weight mgmt	73,560	10	$77.0

The Company’s scientists serving on the Scientific Advisory Board (SAB) are “world-renowned” (page 2), and the Company’s Medical Advisory Board (MAB) consists of “leading medical doctors” (page 2)

The Company has revised the appropriate disclosure to clarify that its SAB “includes” world-renowned scientists, which the Company believes is substantiated by the inclusion of Dr. David Heber and Dr. Louis Ignarro on the boards.  The Company has included below biographical information concerning members of its SAB and MAB in substantiation of this revised statement and the statement that the Company's MAB consists of “leading medical doctors”.

David Heber, MD, PhD, FACP, FACN (SAB and MAB):

Professor, UCLA Department of Medicine - Division of Clinical Nutrition, at the David Geffen School of Medicine, UCLA, and UCLA School of Public Health; Director, UCLA Center for Human Nutrition; Director, NIH Center for Dietary Supplement Research in Botanicals (CDSRB); Director, NCI-funded Clinical Nutrition Research Unit; Vice Chair, UCLA Collaborative Centers for Integrative Medicine; Member, UCLA’s Jonsson Comprehensive Cancer Center

After graduating from UCLA Magna Cum Laude in Chemistry in 1969 and from Harvard Medical School in 1973, Dr. Heber completed his internship at Beth Israel Hospital and his residency and fellowship training at Harbor General Hospital in Torrance, California. He completed his Ph.D. in Physiology at UCLA in 1978. Dr. Heber has been on the faculty of the UCLA School of Medicine since 1978 and is the founding Chief of the Division of Clinical Nutrition in the Department of Medicine as well as the founding Director of the UCLA Center for Human Nutrition at UCLA. Dr. Heber is board-certified in Internal Medicine, Endocrinology and Metabolism by the American Board of Internal Medicine and in Clinical Nutrition by the American Board of Nutrition. He also directs the NIH Nutrition and Obesity Training Grants at UCLA. Dr. Heber is a Director of the American Board of Nutrition and past chair of the Education Committee of the American Society of Clinical Nutrition. He has written over 70 peer-reviewed scientific articles and 25 book chapters, and two professional texts: Dietary Fat, Lipids, Hormones and Tumorigenesis and Nutritional Oncology, a 50-chapter text published by Academic Press in 1999. Dr. Heber’s primary areas of interest are in nutrition, botanical dietary supplements and the role of phytochemicals and botanical dietary supplements in the prevention and treatment of common forms of cancer and cardiovascular disease. He has written reviews and articles on dietary supplements in cancer and cardiovascular disease. In particular, he has published research on the use of botanical supplements in lowering cholesterol for heart disease prevention through the recently funded CDSRB and has collaborated on studies of the botanical dietary supplement PC-SPES in prostate cancer. Dr. Heber is included in the 2000 listing of “The Best Doctors in America,” based on a survey of over 35,000 doctors throughout the nation, and is listed in Who’s Who in America for 2001.

He has written three books for the public: Natural Remedies for a Healthy Heart (Avery Publishing Group 1998), The Resolution Diet (Avery Publishing Group 1999), and What Color is Your Diet? (Harper Collins/Regan Books 2001).

Dr. Louis Ignarro, a Nobel† Laureate in Medicine (SAB)

Dr. Ignarro has made exceptional contributions to the advancement of science, including winning the Nobel† Prize for Physiology or Medicine in 1998 for his research on nitric oxide. His work has led and inspired scientists around the world.

A Distinguished Professor of Pharmacology, UCLA School of Medicine, Dr. Ignarro served as Professor of Pharmacology at Tulane University School of Medicine, New Orleans. Before teaching, he served as a scientist at CIBA-GEIGY.

Dr. Ignarro has published many articles and received the Basic Research Prize of the American Heart Association for outstanding contributions to the advancement of cardiovascular science. He was inducted into the National Academy of Sciences the same year, and into the American Academy of Arts and Sciences the next.

Dr. Ignarro holds a B.S. in Pharmacology, Columbia University, 1962, and a Ph.D. in Pharmacology, University of Minnesota, 1966. He received his Postdoctoral Fellowship from the National Institutes of Health, 1968.

†The Nobel Prize is a registered trademark of the Nobel Foundation.

Mario Rosenberg, M.D. (MAB)

Dr. Rosenberg is a practicing physician and member of Herbalife’s Scientific and Medical Advisory Board.

Along with his practice in Beverly Hills specializing in internal medicine, gastroenterology, preventive health care and nutrition, Dr. Rosenberg also founded the Research Foundation of America for clinical trials in the treatment of gastrointestinal disease and obesity.

Board Certified in Internal Medicine, 1976, and Gastroenterology, 1977, Dr. Rosenberg serves as the Clinical Chief, Division of Gastroenterology, at Cedars Sinai Medical Center and Associate Clinical Professor of Medicine at UCLA School of Medicine.

Dr. Rosenberg graduated Magna Cum Laude from the National University of Mexico School of Medicine, 1971. He completed internship at Tulane University and residency in internal medicine at Tufts University. While an instructor at Peter Bent Brigham Hospital, he completed a gastroenterology fellowship at the prestigious, Harvard Medical School-affiliated Lahey Clinic.

Jamie McManus, M.D., F.A.A.F.P.
Senior Vice President, Medical Affairs & Education (MAB)

Dr. McManus holds a B.S. in Biological Sciences, Cum Laude and a M.D. with honors, achieving membership in the Alpha Omega Alpha Medical Honor Society at the University of California, Davis. After completing her residency and a Fellowship with the American Academy of Family Practice, she practiced family medicine in California and Washington for 14 years.

Motivated by her philosophy that medicine integrates a variety of healing methods including nutrition, exercise, supplements and herbs, Dr. McManus created the “Doctor - Distributor Network” of medical professionals from various disciplines. This worldwide network provides information to health professionals interested in the power of nutrition.

APPENDIX B

Courtesy Copies of Graphic, Visual or Photographic Information

APPENDIX C

Substantiating Materials

“Changing People’s Lives”

This corporate tag-line, which is integrated into the Company logo that appears on the front gatefold of the prospectus, suggests that the Company’s mission is “Changing People’s Lives.”  The Company discloses throughout the prospectus that its mission is to change people’s lives, the manner in which it seeks to accomplish this mission and the risks and uncertainties relating to its ability to do so.  For example, on page 1 of the prospectus, the Company states that “[w]e pursue our mission of ‘changing people’s lives’ by providing a financially rewarding business opportunity to distributors and quality products to distributors and customers who seek a healthy lifestyle.”

The Company has received many testimonials from customers and distributors who have used the Company’s products with positive results and distributors who have successfully used the Company’s networking marketing program to supplement their income or as their primary source of income.  These testimonials were provided with a written acknowledgement that the person providing the testimonial would not receive any remuneration from the Company.  The life changes described in the testimonials include improvements in appearance, self-esteem, energy, health, career satisfaction, and increased time for socializing, travel and closeness with family.  The Company is herewith providing to the Staff a representative sampling of testimonial support, letters and other evidence from users of its products, individuals taking advantage of its business opportunity, and others that serve to substantiate the claim suggested by the tag-line—that the Company’s goal is “Changing People’s Lives.”

“Providing an opportunity for improved health and financial well-being”

This statement accompanying the graphics merely suggests that the Company provides an “opportunity” for improved health and financial well-being.  The Company believes that the term “opportunity” appropriately and adequately qualifies this statement.

Moreover, the opportunity for improved health is achievable because the Company offers products designed to assist people with weight management and to provide nutrients to the human body.  The Company’s product development and testing methods and activities, and the Company’s increasing reliance on scientific substantiation, are described on pages 67 and 73-74 of the prospectus.  In addition, the Company is herewith providing to the Staff a representative sampling of testimonial support, letters and other evidence from users of its products, who have realized this opportunity through their use of the Company’s products, which the Company respectfully believes serve to substantiate the claim suggested by the statement “providing an opportunity for improved health…”

The opportunity for improved financial well-being is achievable because the Company provides an opportunity for anyone to buy a low-priced starter kit and begin selling quality Herbalife products.  The Company provides distributors with training, tools and support to operate their business.  The potential for financial well-being afforded by an Herbalife distributorship is demonstrated by the average estimated distributor income table now included in the S-1 on page 75, listing the estimated average income earned by our distributors at the various levels of our network marketing program.  This table demonstrates that an Herbalife Supervisor earns an average of $6,000 a year in supplemental income.  At higher levels where distribution of the Company’s products becomes the primary source of income, such as President’s Team and Chairman’s Club, members earn an average of $307,000 and $1.9 million a year, respectively.

“Making the World Healthier”

This corporate tag-line communicates one of the Company’s basic and long-standing objectives, which is to make the world a healthier place.  The Company has consistently pursued this objective and has established its reputation as a health conscious company throughout the course of its 24-year operating history.  It has done so by providing consumers worldwide in the 59 countries in which it operates with access to nutritious, low-cost meal-replacement shakes and nutritional supplements.  The Company believes that by providing protein shakes, vitamins, and other nutritional supplements to its consumers, especially its low-income consumers in non-industrialized nations, the Company is in fact helping to make the world a healthier place.

The Company has also furthered its commitment to Making the World Healthier by helping to establish the UCLA lab, whose overall mission is to advance nutrition science to new levels of understanding by using the most progressive research and development technologies available.

The Company has received thousands of testimonials from customers and distributors that have used the Company’s products over the years with positive results, and is herewith providing to the Staff a representative sampling of this testimonial support in substantiation that the Company’s efforts are indeed in furtherance of its mission of Making the World a Healthier place.

“Industry Leading Compensation Plan.”

This corporate tag-line suggests that the Company has an “Industry Leading Compensation Plan,” reflecting that the Company compensates its distributors generously in comparison with other companies in the direct selling business.  The Company’s compensation plan reflects the opportunity to earn a large percentage of the retail sales price of its products by distributors. A consulting firm conducted an independent analysis of the Company’s competitors in 2003.  The study, based on 2002 retail sales, demonstrated that the Company’s compensation plan was the highest at 63%, compared to Nu Skin (55%), Nature’s Sunshine (59%) and Pre-paid Legal (34%).  A graphic from this report is provided herewith for your review.

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APPENDIX D

Log-In Page

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